SCHEDULE 1

Name of Fund	Annual Fee as a Percentage of Average Daily Net Sub-Advised Assets	Reapproval Date	Reapproval Day

BNY Mellon Global Infrastructure Income ETF	0.325%	March 2, 2024	March 2nd

BNY Mellon Innovators ETF	0.25%	March 2, 2025	March 2nd

BNY Mellon Women's Opportunities ETF	0.25%	March 2, 2025	March 2nd

Revised as of May 4, 2023